Mail Stop 3561

January 17, 2007

Mr. Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

> **RE: Belk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **Form 10-Q for the Fiscal Quarter Ended October 28, 2006**
> **Filed December 7, 2006**
> **File No. 0-26207**

Dear Mr. Belk:

We have reviewed your response letter filed on December 22, 2006 to our comment letter dated November 1, 2006 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1. We have reviewed your response to comment two in our letter dated November 1, 2006. Although we agree that presenting percentage changes for certain measures can provide meaningful information to the reader, we believe that the presentation of changes in dollars supplements percentage changes and assists in satisfying the three principal objectives of management's discussion and analysis of financial condition and results of operations as noted in SEC Release No. 33-8350 which are:

- to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

We believe that the presentation of changes in dollars is consistent with the above objectives, can be achieved without disclosing sensitive information, and can only enhance the clarity of your disclosures. For example, while we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes. As previously requested, please also provide an analysis of the underlying reasons for each significant change you identify. For example, please discuss the factors that attributed to an increase or decrease in comparable store sales.

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income, page 32

2. We note your response to comment eight in our letter dated November 1, 2006. Please provide us with a reconciliation of stock compensation granted and common stock issued to the stock-based compensation disclosures in Note 20 for each year presented.

Note (1) Summary of Significant Accounting Policies

3. We note your response to comment nine in our letter dated November 1, 2006 and the disclosure on page 14 of Form 10-Q for the quarter ended October 28, 2006 regarding the impact of unvested stock-based compensation awards on your earnings per share computations. Please tell us how you treat contingently issuable shares in your diluted earnings per share computations. Please refer to paragraphs 30 to 35 of SFAS 128. Please also tell us how you compute the average market prices of your common stock in applying the treasury stock method.

Revenues, page 34

4. We have reviewed your response to comment 10 in our letter dated November 1, 2006. It appears that the change in your accounting estimate for breakage was

effected by a change in accounting principle. Please tell us why your change in estimate is preferable. Also, as previously requested, please provide us with a summary of your historical gift card redemption pattern that supports your breakage estimate and the calculation of your gift card breakage rate. The summary should include the dollar amount of gift cards sold for each quarter included in the historical period used to determine your breakage rate and the redemptions, in dollars and percentage of total, for each subsequent quarterly period. In addition, please tell us the process you follow in revising your breakage estimates. Finally, in future filings please disclose the amount of breakage recognized for each year presented in the notes to your financial statements and the effect of changes in breakage and related estimates on revenues and cost of goods sold as a percentage of revenues in management's discussion and analysis of financial condition and results of operations.

5. We have reviewed your response to comment 12 in our letter dated November 1, 2006. Please note that enterprise-wide disclosures required by SFAS 131 are appropriate for all enterprises including those that have a single reportable segment if the enterprise offers a range of products and services. It appears that you offer a range of products based on the disclosures in the description of your business. Please provide the information about products and services required by paragraph 37 of SFAS 131 based on the financial information used to produce your general purpose financial statements. If it is impracticable to do so, please tell us why and disclose that fact. Please also revise management's discussion and analysis of financial position and results of operations to discuss significant changes and trends in revenues from product and service categories to the extent that such changes and trends would be material to investors.

Advertising, page 34

6. We considered your response to comment 13 in our letter dated November 1, 2006. However, the total amount charged to advertising expense for each year presented should be disclosed pursuant to paragraph 49.c. of SOP 93-7. Please tell us your basis for omitting disclosures required by GAAP. In that regard, it appears that advertising costs are material to your operating results and that the disclosure of cooperative advertising allowances offset against total amounts charged to advertising expense is required to meet the disclosure objectives of SOP 93-7.

Goodwill, page 35

7. We have reviewed your response to comment 15 in our letter dated November 1, 2006. Please tell us why your four regional operating divisions are not considered operating segments as defined in SFAS 131 and reporting units as defined in paragraph 30 of SFAS 142.

Derivative Financial Instruments, page 37

8. We have reviewed your response to comment 16 in our letter dated November 1, 2006. Please clarify why your statement of changes in stockholders' equity does not reflect a reclassification adjustment for the amount realized in income as a result of the de-designation of your interest rate swaps during fiscal year 2006. Please see paragraphs 18 through 20 of SFAS 130 and paragraph 47 of SFAS 133. Also, in future filings please disclose material items and their amounts included in gains on sale of property, equipment and investments.

Note (7) Lease Accounting, page 41

9. We have reviewed your response to comment 20 in our letter dated November 1, 2006. As previously requested, please provide us with your qualitative and quantitative assessment of materiality for the quarterly periods of fiscal years 2005 and 2004 that supports your conclusion that the lease error adjustments are not material to your historical quarterly financial statements. In your response, please provide a table showing the previously reported and "as adjusted" amounts.

Note (20) Stock-Based Compensation, page 53

10. We have reviewed your response to comment 24 in our letter dated November 1, 2006. As previously requested, please tell us how stock-based compensation expense is classified in your statement of cash flows. Please also explain to us why stock-based compensation expense is not reflected as a non-cash charge in your reconciliation of net income to cash flows provided by operating activities. In addition, it appears that cash retained as a result of the tax deductibility of increases in the value of the stock grants that are not included in operating expenses are properly reflected as a cash outflow from operating activities and a cash inflow from financing activities as opposed to an increase in cash provided by operating activities and a use of cash from financing activities as indicated in your response. Please confirm or advise. Finally, tell us the line item in cash flows from operating activities that includes the excess tax benefits.

Form 10-Q for the Fiscal Quarter Ended October 28, 2006

11. Please address the comments above in your Forms 10-Q as applicable.

Notes to Consolidated Financial Statements, page 8

12. We note that you realized a gain on the sale of your interest in a partnership during the nine months ended October 28, 2006. Please tell us the name and your percentage ownership in the partnership, the classification of the investment in your balance sheet, the method you used to account for the investment and carrying amount of the investment as of the date of sale. Please also tell us

whether you have any other investments in non-marketable equity securities. If so, please tell us the name, carrying amount and percentage ownership in each investee and your accounting policies with respect to the investments.

Note (5) Acquisitions, page 11

13. Regarding your acquisition of Parisian, please tell us why you have not filed the financial statements and pro forma information required by Item 9.01 of Form 8-K. In doing so, please provide to us your significance tests pursuant to Rule 210.1-02(w) of Regulation S-X.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or William Thompson (Accounting Branch Chief) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief